UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: June 6, 2001

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59213, Nassau, Bahamas
(Address of principal executive office)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F        X          Form 40- F

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No         X

        [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______ ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the "Company"), dated June 6, 2001.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                             TEEKAY SHIPPING CORPORATION

Date: June 6, 2001                                           By:        /s/ Peter S. Antturi
                                                                                        Peter S. Antturi
                                                                                        Vice President and Chief Financial Officer

EXHIBIT I

TEEKAY SHIPPING CORPORATION
TK House, Bayside Executive Park, West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

FOR IMMEDIATE RELEASE

ANNOUNCEMENT OF NOTE OFFERING

Nassau, The Bahamas – June 6, 2001 - Teekay Shipping Corporation announced today that it is offering US $200,000,000 in Senior Notes due 2011. Net proceeds from the offering are expected to be used by Teekay to prepay certain of its outstanding secured bank debt. The notes have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from such registration requirements.

Teekay Shipping Corporation is a leading provider of international crude oil and petroleum product transportation services through the world’s largest fleet of medium-sized oil tankers. Headquartered in Nassau, Bahamas, with offices in eleven other countries, Teekay employs over 300 on-shore and more than 2,700 seagoing staff around the world. The Company’s modern fleet has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide.

Teekay’s common stock trades on the New York Stock Exchange under the symbol “TK”.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the notes in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful.

Investor Relations contact:
Geoff Dzikowski
Tel: +1 (604) 844-6654
Fax: +1 (604) 681-3011
Email: geoff.dzikowski@teekay.com

Web Site: www.teekay.com

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